August 26, 2016
Re:	Digicel Group Limited Request to Withdraw Registration Statement on Form F-1 File No. 333-205242

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel
Inessa Kessman
Ivette Leon
William Mastrianna
Celeste M. Murphy

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Digicel Group Limited, an exempted company with limited liability incorporated under the laws of Bermuda (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-205242) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting such withdrawal in light of current unfavorable market conditions that make any offering of common shares by the Company inopportune. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on June 26, 2015.

Please do not hesitate to contact Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Lawrence Hickey Lawrence Hickey, Chief Financial Officer
cc:	Colm Delves, Chief Executive Officer (Digicel Group Limited)
Tom Reynolds, General Counsel (Digicel Group Limited)
Michael Kaplan (Davis Polk & Wardwell LLP)